  Exhibit 99.2

April 11, 2019

Russell K. Hall & Associates is an Independent Petroleum Engineering Consulting Firm that has been providing Petroleum Consulting services throughout the United States for over 21 years. Russell K. Hall and Associates does not have any financial interest,

including stock ownership, in FieldPoint. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of FieldPoint and should not be used for purposes other than those for which it is intended. Russell K. Hall and Associates has used all procedures and methods that it considers necessary to prepare this report.

Standard Board and Rules 4-lO(a) (1)-(32) of Regulation S-X and Rules 302(b), 1201,

1202(a) (!), (2), (3), (4), (8), and 1203(a) of Regulations S-K of the Securities and Exchange Commission; provided, however, future income tax expenses have not been taken into account in estimating the future new revenue and present worth values set forth herein.

Submitted, Russell K. Hall Texas P. E. no. 69926 Russell K. Hall and Associates, Inc. Registration No. F-022199 russell@russellkhall.com

CERTIFICATE OF QUALIFICATION

I, Russell K. Hall, Petroleum Engineer with Russell K. Hall and Associates, 303 W. Wall
St., Suite 1102, Midland, Texas 79701, U.S.A., hereby certify:

I. That I am the owner of Russell K. Hall and Associates, which company did prepare the letter report addressed to FieldPoint dated March 8, 2019, and that I, as owner, was responsible for the preparation of this report.

2. That I attended The University of Oklahoma, and that I graduated with a Bachelor of Science degree in Mechanical Engineering in the year 1978; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers and that I have in excess of 39 years of experience in the oil and gas reservoir studies and reserves evaluations.